Evolent Health LLC
Financial Statements
As of December 31, 2015 and 2014 and
For the Years Ended December 31, 2015, 2014 and 2013

Evolent Health LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Evolent Health LLC:

In our opinion, the accompanying balance sheet as of December 31, 2014 and the related statements of operations, of changes in members’ equity and redeemable preferred units and of cash flows, for the period from January 1, 2015 to June 3, 2015 and for the years ended December 31, 2014 and 2013 present fairly, in all material respects, the financial position of Evolent Health LLC (Predecessor) at December 31, 2014, and the results of its operations and its cash flows for the period from January 1, 2015 to June 3, 2015 and the years ended December 31, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
February 29, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Evolent Health LLC:

In our opinion, the accompanying balance sheet as of December 31, 2015 and the related statements of operations, of changes in members’ equity and redeemable preferred units and of cash flows, for the period from June 4, 2015 to December 31, 2015 present fairly, in all material respects, the financial position of Evolent Health LLC (Successor) at December 31, 2015, and the results of its operations and its cash flows for the period from June 4, 2015 to December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
February 29, 2016

EVOLENT HEALTH LLC
BALANCE SHEETS
(in thousands, except share data)

	Successor	Predecessor
	As of December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$145,726	$15,134
Restricted cash	4,703	3,470
Accounts receivable, net (amounts related to affiliates: 2015 - $10,185; 2014 - $4,386)	20,381	9,477
Prepaid expenses and other current assets (amounts related to affiliates: 2015 - $1,220; 2014 - $0)	4,208	2,218
Investments, at amortized cost	9,445	26,419
Total current assets	184,463	56,718
Restricted cash	1,582	2,508
Investments, at amortized cost	44,618	—
Property and equipment, net	12,796	22,774
Intangible assets, net	163,152	647
Goodwill	608,903	—
Other non-current assets	—	1,657
Total assets	$1,015,514	$84,304

LIABILITIES, REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY
Liabilities
Current liabilities:
Accounts payable (amounts related to affiliates: 2015 - $13,311; 2014 - $4,889)	$16,699	$7,694
Accrued liabilities (amounts related to affiliates: 2015 - $828; 2014 - $0)	6,047	2,717
Accrued compensation and employee benefits	21,925	15,461
Deferred revenue	14,835	23,256
Other current liabilities	—	901
Total current liabilities	59,506	50,029
Deferred rent	111	5,772
Total liabilities	59,617	55,801

Commitments and Contingencies (See Note 9)

Redeemable Preferred Units
Series B redeemable preferred units - No units issued or outstanding as of December 31, 2015; 14,367,376 units issued
and outstanding as of December 31, 2014; liquidation value of $60,777 as of December 31, 2014	—	15,734
Series B-1 redeemable preferred units - No units authorized, issued or outstanding as of December 31, 2015; 1,953,124
units authorized; 360,420 units issued and outstanding; liquidation value of $1,478 as of December 31, 2014	—	—
Total redeemable preferred units	—	15,734

Members' Equity
Series A preferred units - No units authorized, issued or outstanding as of December 31, 2015; 15,600,000 units authorized;
15,300,000 units issued and outstanding; liquidation value of $48,218 as of December 31, 2014	—	—
Series B preferred units - No units authorized, issued or outstanding as of December 31, 2015; 26,043,440 units authorized;
11,676,064 units issued and outstanding; liquidation value of $49,393 as of December 31, 2014	—	12,769
Class A common units - unlimited and 4,047,484 units authorized as of December 31, 2015 and 2014, respectively;
41,491,498 and 4,047,484 units issued and outstanding as of December 31, 2015 and 2014, respectively	670,659	—
Class B common units - 100,000,000 and zero units authorized as of December 31, 2015 and 2014, respectively;
17,524,596 and zero units issued and outstanding as of December 31, 2015 and 2014, respectively	285,238	—
Total members' equity	955,897	12,769
Total liabilities, redeemable preferred units and members' equity	$1,015,514	$84,304

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Successor	Predecessor
	For the period	For the period
	June 4, 2015 -	January 1, 2015	For the Years Ended December 31,
	December 31, 2015	- June 3, 2015	2014	2013
Revenue
Transformation (1)	$19,906	$15,755	$36,289	$34,560
Platform and operations (1)	76,972	46,059	64,599	5,721
Total revenue	96,878	61,814	100,888	40,281

Expenses
Cost of revenue (exclusive of depreciation and amortization
presented below) (1)	57,398	44,839	73,122	46,327
Selling, general and administrative expenses (1)	75,286	58,457	76,521	24,103
Depreciation and amortization expenses	7,166	2,637	3,694	1,838
Total operating expenses	139,850	105,933	153,337	72,268
Operating income (loss)	(42,972)	(44,119)	(52,449)	(31,987)
Interest income (expense), net	293	38	195	(820)
Other income (expense), net	—	2	(9)	1
Income (loss) before income taxes	(42,679)	(44,079)	(52,263)	(32,806)
Provision (benefit) for income taxes	—	—	—	8
Net income (loss)	$(42,679)	$(44,079)	$(52,263)	$(32,814)

(1)	Amounts related to affiliates included above are as follows (see Note 13):

	Revenue
	Transformation	$940	$828	$8,930	$12,177
	Platform and operations	23,642	22,275	28,847	5,000
	Expenses
	Cost of revenue (exclusive of depreciation and amortization)	14,050	10,812	14,488	1,935
	Selling, general and administrative expenses	1,542	1,701	227	833

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
STATEMENTS OF CASH FLOWS
(in thousands)

	Successor	Predecessor
	For the period	For the period
	June 4, 2015 -	January 1, 2015 -	For the Years Ended December 31,
December 31, 2015		June 3, 2015	2014	2013
Cash Flows from Operating Activities
Net income (loss)	$(42,679)	$(44,079)	$(52,263)	$(32,814)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,166	2,637	3,694	1,838
Stock-based compensation expense	14,730	21,738	11,091	1,235
Non-cash interest expense	—	—	—	829
Other	157	(79)	48	45
Changes in assets and liabilities:
Accounts receivables, net	11,756	(22,660)	1,043	(8,649)
Prepaid expenses and other current assets	(2,036)	(103)	(405)	(1,046)
Other non-current assets	—	—	1,751	(1,718)
Accounts payable	2,764	5,999	5,547	(227)
Accrued liabilities	(3,788)	7,494	392	5,502
Accrued compensation and employee benefits	11,402	(4,936)	7,468	—
Deferred revenue	(17,998)	14,490	6,882	11,756
Other current liabilities	(56)	(395)	217	599
Deferred rent	114	—	2,414	3,358
Net cash provided by (used in) operating activities	(18,468)	(19,894)	(12,121)	(19,292)

Cash Flows from Investing Activities
Purchases of investments	(54,234)	8,240	(56,169)	(74,401)
Maturities and sales of investments	4,000	14,350	32,000	74,450
Purchases of property and equipment	(6,515)	(4,337)	(11,034)	(10,965)
Change in restricted cash	—	—	(3,576)	(2,216)
Net cash provided by (used in) investing activities	(56,749)	18,253	(38,779)	(13,132)

Cash Flows from Financing Activities
Proceeds from sale of Class A units to parent	209,087	—	47	—
Proceeds from issuance of Class A units to parent upon
exercise of stock options	152	—	—	—
Proceeds from issuance of Series B preferred units, net	—	—	—	72,163
Proceeds from issuance of Series B-1 preferred units, net	—	—	961	—
Proceeds from issuance of convertible notes	—	—	—	23,000
Payments of deferred offering costs	(1,361)	(428)	(1,365)	—
Purchase of Series A preferred units	—	—	(1,500)	(100)
Net cash provided by (used in) financing activities	207,878	(428)	(1,857)	95,063

Net increase (decrease) in cash and cash equivalents	132,661	(2,069)	(52,757)	62,639
Cash and cash equivalents as of beginning-of-period	13,065	15,134	67,891	5,252
Cash and cash equivalents as of end-of-period	$145,726	$13,065	$15,134	$67,891

Supplemental Disclosure of Non-cash Investing and Financing Activities
Non-cash transfer of deferred offering costs to members’ equity	$3,154	$—	$—	$—
Non-cash transfer from prepaid expenses to deferred offering costs		300
Accrued deferred offering costs	—	1,361	196	—
Non-cash contribution of common stock to Evolent Health LLC
prior to the Offering Reorganization	—	21,810	—	—
Accrued property and equipment purchases	—	—	96	707
Non-cash issuance of series B-1 preferred units	—	—	593	—
Non-cash settlement of accounts receivable through reacquisition
of series A preferred stock	—	—	—	219
Non-cash settlement of accounts payable through issuance of
Class A common units	—	—	279	—
Conversion of accrued interest from convertible notes to equity	—	—	—	829
Conversion of convertible notes to equity	—	—	—	23,000

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY AND REDEEMABLE PREFERRED UNITS
(in thousands)

	Redeemable Preferred Units				Total Redeemable Preferred Units	Series A		Series B		Class A		Class B non-voting		Series A		Class A		Additional		Total
	Series B		Series B-1			Preferred Units		Preferred Units		Common Units		Common Units		Preferred Stock		Common Stock		Paid-in	Accumulated	Members'
	Units	Amount	Units	Amount		Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Capital	Deficit	Interests
Balance as of December 31, 2012	—	$—	—	$—	$—	—	$—	—	$—	—	$—	—	$—	15,800	$4	3,772	$—	$25,780	$(20,583)	$5,201

Repurchase of preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(200)	—	—	—	(319)	—	(319)
Issuance of restricted stock prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	60	—	—	—	—
Stock-based compensation expense prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	92	—	92
Net income (loss) prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,982)	(21,982)
Issuance of series B preferred units, net of expenses	—	—	—	—	—	—	—	26,044	95,992	—	—	—	—	—	—	—	—	—	—	95,992
Reorganization to LLC	—	—	—	—	—	15,600	—	—	(17,009)	3,832	1	—	—	(15,600)	(4)	(3,832)	—	(25,553)	42,565	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(8)	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense subsequent to reorganization	—	—	—	—	—	—	—	—	—	—	1,143	—	—	—	—	—	—	—	—	1,143
Allocation of net income (loss) subsequent to reorganization	—	—	—	—	—	—	—	—	(9,688)	—	(1,144)	—	—	—	—	—	—	—	—	(10,832)
Reclassification to redeemable units	14,368	38,251	—	—	38,251	—	—	(14,368)	(38,251)	—	—	—	—	—	—	—	—	—	—	(38,251)

Balance as of December 31, 2013	14,368	38,251	—	—	38,251	15,600	—	11,676	31,044	3,824	—	—	—	—	—	—	—	—	—	31,044

Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	11,091	—	—	—	—	—	—	—	—	11,091
Repurchase of preferred units	—	(828)	—	—	(828)	(300)	—	—	(672)	—	—	—	—	—	—	—	—	—	—	(672)
Issuance of Series B-1 preferred units, net of expenses	—	—	360	1,554	1,554	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(48)	—	—	—	—	—	—	—	—	—	—
Issuance of common units to Evolent Health Holdings Inc.	—	—	—	—	—	—	—	—	—	12	47	—	—	—	—	—	—	—	—	47
Non-cash issuance of common units to Evolent Health Holdings Inc.	—	—	—	—	—	—	—	—	—	260	279	—	—	—	—	—	—	—	—	279
Net income (loss)	—	(21,689)	—	(1,554)	(23,243)	—	—	—	(17,603)	—	(11,417)	—	—	—	—	—	—	—	—	(29,020)

Balance as of December 31, 2014	14,368	15,734	360	—	15,734	15,300	—	11,676	12,769	4,048	—	—	—	—	—	—	—	—	—	12,769

Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	21,810	—	—	—	—	—	—	—	—	21,810
Net income (loss)	—	(12,293)	—	—	(12,293)	—	—	—	(9,976)	—	(21,810)	—	—	—	—	—	—	—	—	(31,786)

Balance as of June 3, 2015	14,368	3,441	360	—	3,441	15,300	—	11,676	2,793	4,048	—	—	—	—	—	—	—	—	—	2,793

Successor
Opening members’ equity as a result of the Offering Reorganization	—	—	—	—	—	—	—	—	—	28,227	479,843	17,525	297,918	—	—	—	—	—	—	777,761
Issuance of Class A common units to Evolent Health, Inc.	—	—	—	—	—	—	—	—	—	13,225	205,933	—	—	—	—	—	—	—	—	205,933
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	14,730	—	—	—	—	—	—	—	—	14,730
Issuance of common units to Evolent Health, Inc. for equity exercise	—	—	—	—	—	—	—	—	—	39	152	—	—	—	—	—	—	—	—	152
Net income (loss) subsequent to the Offering Reorganization	—	—	—	—	—	—	—	—	—	—	(29,999)	—	(12,680)	—	—	—	—	—	—	(42,679)

Balance as of December 31, 2015	—	$—	—	$—	$—	—	$—	$—	$—	41,491	$670,659	17,525	$285,238	—	$—	—	$—	$—	$—	$955,897

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization

Evolent Health LLC (“Evolent” or the “Company” which also may be referred to as “we,” “our” or “us”) is a managed services firm that supports integrated health systems in their migration toward value-based care and population health management. The Company’s services include providing customers with a population management platform, integrated data and analytics capabilities, pharmacy benefit management services and comprehensive health plan administration services. Together these services enable health systems to manage patient health in a more cost-effective manner. The Company’s contracts are structured as a combination of advisory fees, monthly member service fees, percentage of plan premiums and shared medical savings arrangements. The Company’s headquarters is located in Arlington, Virginia.

The Company was originally organized as a “C” corporation in August 2011 (as Evolent Health, Inc.) and was capitalized through contributions of cash and intangible assets in exchange for preferred stock. At the time of the formation, the founding investors, The Advisory Board Company (“The Advisory Board”) and University of Pittsburgh Medical Center (“UPMC”), each contributed $10 million in cash to the Company. In addition, UPMC contributed a $3 million software license for use and resale by Evolent Health, Inc. as part of its service offerings. Each party also contributed various other items, such as a business plan, and entered into various agreements with Evolent Health, Inc., such as reseller agreements. Each of these other contributions were determined to have no material value at the date of contribution and the agreements reflected terms consistent with a marketplace participant.

On September 23, 2013, the Company undertook a reorganization (the “Series B Reorganization”) in which Evolent Health Holdings, Inc. (“Evolent Health Holdings”) was formed and the existing company (our predecessor, the former Evolent Health, Inc., or “Evolent, Inc.”) converted into a limited liability company. Following the conversion of Evolent, Inc. into a limited liability company, the Company completed the issuance of $100 million of series B preferred units to new and existing investors. Certain rights and preferences related to the series B preferred units were set forth in the Company’s operating agreement and a master investors’ rights agreement (“MIRA”) among the investors. This transaction is discussed in detail in Note 4.

Initial Public Offering of Evolent Health, Inc. and Offering Reorganization

On June 4, 2015, Evolent Health LLC and our parent, Evolent Health Holdings, undertook a reorganization (the “Offering Reorganization”) in connection with the initial public offering (“IPO”) of Evolent Health, Inc. These transactions are discussed in detail in Note 4. In connection with the Offering Reorganization, the Company amended and restated its operating agreement to, among other things, establish two classes of equity (voting Class A common units and non-voting Class B common units).

Subsequent to the Offering Reorganization and IPO, the pre-Offering Reorganization members of the Company (other than Evolent Health, Inc.) hold 100% of our Class B common units and Evolent Health, Inc. holds 100% of our Class A common units. The Company’s Class B common units can be exchanged (together with a corresponding number of shares of Evolent Health, Inc.’s Class B common stock) for one share of Evolent Health, Inc.’s Class A common stock. Subsequent to the Offering Reorganization and the IPO of Evolent Health, Inc., Evolent Health, Inc. owns 70.3% of the Company, holds 100% of the voting rights in the Company, is the sole managing member of the Company and, therefore, controls the operations of the Company. As such, Evolent Health, Inc. consolidates the results of the Company subsequent to the date of the Offering Reorganization.

Since its inception, the Company has incurred significant losses from operations. As of December 31, 2015, the Company had cash and cash equivalents of $145.7 million. The Company believes it has sufficient liquidity for the next 12 months as of December 31, 2015.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

As discussed in Note 4, amounts as of December 31, 2014, for the period January 1, 2015, through June 3, 2015, and for the years ended December 31, 2014 and 2013, presented in our financial statements and notes to financial statements represent the historical operations of the Company prior to the Offering Reorganization and the application of pushdown accounting. The amounts as of December 31, 2015, and for the period from June 4, 2015, through December 31, 2015, include the effects of pushdown accounting and have been separated by a black line in our financial statements to highlight the lack of comparability between the periods.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. In the accompanying financial statements, estimates are used for, but not limited to, the valuation of assets, liabilities, consideration related to business combinations and step acquisitions, revenue recognition including discounts and credits, estimated selling prices for deliverables in multiple element arrangements, contingent payments, allowance for doubtful accounts, depreciable lives of assets, impairment of long lived assets, stock-based compensation, contingent liabilities, valuation of intangible assets (including goodwill) and the useful lives of intangible assets.

Fair Value Measurement

Our Balance Sheets include various financial instruments (primarily restricted cash, investments, accounts receivable, accounts payable, accrued expenses, deferred revenue and other current liabilities) that are carried at cost and that approximate fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

•	Level 1 - inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•
Level 2 - inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•	Level 3 - inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Financial Assets and Liabilities Measured at Fair Value

We hold the majority of our cash and cash equivalents, or $122.3 million, in a money market fund which is measured at fair value using Level 1 inputs.

Non-financial Assets and Liabilities Measured at Fair Value.

The Company does not have any non-financial assets and liabilities measured at fair value on a recurring basis. The Company measures certain non-financial assets and liabilities, including property and equipment, goodwill and intangible assets, at fair value on a nonrecurring basis. These assets and liabilities are recognized at fair value when they are deemed to be impaired. See Note 4 for additional details surrounding our goodwill and intangible assets.

On June 4, 2015, the Company completed the Offering Reorganization, following which Evolent Health, Inc. was required to remeasure our assets, liabilities and non-controlling interests at fair value. Information regarding the determination and allocation of the fair value of the assets and liabilities are further described within Note 4.

Cash and Cash Equivalents

The Company holds materially all of our cash and cash equivalents in money market funds with original maturities of three months or less that are carried at cost which approximates fair value.

Restricted Cash

Restricted cash is carried at cost, which approximates fair value, and includes cash used to collateralize various contractual obligations (in thousands) as follows:

	Successor	Predecessor

	As of December 31,
	2015	2014
Letters of credit for facility leases	$3,710	$3,710
Other	2,575	2,268
Total restricted cash	6,285	5,978
Non-current restricted cash	1,582	2,508
Current restricted cash	$4,703	$3,470

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded when amounts are contractually billable under our customer contracts and are recorded at the invoiced amount and do not bear interest. The Company’s contracts typically include installment payments that do not necessarily correlate to the pattern of revenue recognition. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectability of accounts receivable on an individual account basis. The allowance is adjusted periodically based on management’s determination of collectability, and any accounts that are determined to be uncollectible are written off against the allowance. As of December 31, 2015 and 2014, the Company had not recorded an allowance for doubtful accounts as all amounts were determined to be collectible.

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The following summarizes the estimated useful lives by asset classification:

Computer hardware	3 years
Furniture and equipment	3 years
Internal-use software development costs	7 years
Leasehold improvements	Shorter of useful life or remaining lease term

When an item is sold or retired, the cost and related accumulated depreciation or amortization is eliminated and the resulting gain or loss, if any, is recorded in our Statements of Operations.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value.

As noted above, on June 4, 2015, the Company completed the Offering Reorganization, following which Evolent Health, Inc. was required to remeasure our assets and liabilities at fair value. Information regarding the determination and allocation of the fair value of the assets and liabilities are further described within Note 4.

Software Development Costs

The Company capitalizes the cost of developing internal-use software, consisting primarily of personnel and related expenses (including stock-based compensation and employee taxes and benefits) for employees and third parties who devote time to their respective projects. Internal-use software costs are capitalized during the application development stage – when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose and any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Capitalized software costs are included in property and equipment, net on our Balance Sheets. Amortization of internal-use software costs are recorded on a straight-line basis over their estimated useful life and begin once the project is substantially complete and the software is ready for its intended purpose.

As noted above, on June 4, 2015, the Company completed the Offering Reorganization, following which Evolent Health, Inc. was required to remeasure our assets and liabilities at fair value. Information regarding the determination and allocation of the fair value of the assets and liabilities are further described within Note 4.

Research and Development Costs

Research and development costs consist primarily of personnel and related expenses (including stock-based compensation) for employees engaged in research and development activities as well as third party fees. All such costs are expensed as incurred. We focus our research and development efforts on activities that support our technology infrastructure, clinical program development, data analytics and network development capabilities. Research and development costs were $3.6 million, $5.8 million, $4.0 million and $2.0 million for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively.

Goodwill

We recognize the excess of the purchase price, plus the fair value of any non-controlling interests in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of impairment, with consideration given to financial performance and other relevant factors. We perform a two-step test in our evaluation of the carrying value of goodwill, if qualitative factors determine it is necessary to complete the two-step goodwill impairment test. In Step 1 of the evaluation, the fair value is determined and compared to the carrying value. If the fair value is greater than the carrying value, then the carrying value is deemed to be recoverable, and Step 2 is not required. If the fair value estimate is less than the carrying value, it is an indicator that impairment may exist, and Step 2 is required. In Step 2, the implied fair value of goodwill is determined. The fair value as determined in Step 1 is assigned to all of its net assets (recognized and unrecognized) as if the entity was acquired in a business combination as of the date of the impairment test. If the implied fair value of goodwill is lower than its carrying amount, goodwill is impaired and written down to its fair value; and a charge is reported in impairment of goodwill on our Statements of Operations. See Note 7 for additional discussion about our annual goodwill impairment test conducted during the fourth quarter of 2015.

Intangible Assets, Net

As noted above, on June 4, 2015, the Company completed the Offering Reorganization, following which Evolent Health, Inc. was required to remeasure our assets and liabilities at fair value. Information regarding the determination and allocation of the fair value of the assets and liabilities are further described within Note 4.

Identified intangible assets are recorded at their estimated fair values at the date of acquisition and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used. The following summarizes the estimated useful lives by asset classification:

Corporate trade name	20 years
Customer relationships	25 years
Technology	7 years

Intangible assets are reviewed for impairment if circumstances indicate the Company may not be able to recover the asset’s carrying value. The Company evaluates recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group exceed the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value.

Leases

The Company leases all of its office space and enters into various other operating lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. The operating lease agreements may contain tenant improvement allowances, rent holidays or rent escalation clauses. When such items are included in a lease agreement, the Company records a deferred rent asset or liability on the balance sheets equal to the difference between the rent expense and future minimum lease payments due. The rent expense related to these items is recognized on a straight-line basis in the Statements of Operations over the terms of the leases. As of December 31, 2015 and 2014, the Company had not entered into any capital leases.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of providing the requisite services or other instances where the revenue recognition criteria have not been met.

Revenue Recognition

Revenue from the Company’s services is recognized when there is persuasive evidence of an arrangement, performance or delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured.

At times, the Company enters into contracts that contain multiple deliverables and we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to the customer on a standalone basis, and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on an estimate of each unit’s relative selling price.

Revenue Recognition - Transformation

Transformation contracts consist of strategic assessments, or blueprint contracts, and implementation contracts. Based on the strategic assessment generated in a blueprint contract, a customer may decide to move forward with a population health or health plan strategy; in these cases, the customer enters into an implementation contract in which the Company provides services related to the launch of this strategy.

The Company recognizes revenue associated with transformation contracts based on a proportionate performance method, where revenue is recognized each period in proportion to the amount of the contract completed during that period. Contract completion is measured using output measures as best estimated by labor hours incurred compared to the total estimated labor hours necessary to complete our performance obligations contained in the contract.

Revenue Recognition - Platform and Operations

After the transformation phase, the Company often enters into a multi-year service contract with its customers where various population health, health plan operations and pharmacy benefit management services are provided on an ongoing basis to the members of the customers’ plans typically in exchange for a monthly service fee, per member per month (“PMPM”) fee or a percentage of plan premiums.  Revenue from these contracts is recognized in the month in which the services are delivered.  In certain arrangements, there is a contingent portion of our service fee including meeting service level targets, sharing in rebates, shared medical savings arrangements based on financial performance and other performance measures. The Company continuously monitors its compliance with these arrangements and recognizes revenue when the amount is estimable and there is evidence to support meeting the criteria.

Credits and Discounts

We also provide credits and discounts to our customers often based on achieving certain volume commitments or other criteria. Credits are assessed to determine whether they reflect significant and incremental discounts. If the discounts are significant, the Company allocates them between the contract deliverables or future purchases as appropriate. If the future credit expires unused, it is recognized as revenue at that time.

Stock-based Compensation

The Company’s employees are granted stock-based awards in Evolent Health, Inc. stock and the Company is contractually required to issue a corresponding amount and class of membership equity to Evolent Health, Inc. in accordance with the Company’s Third Amended and Restated Operating Agreement. Our stock-based awards generally vest over a four year period and expire ten years from the date of grant. Subsequent to the Series B Reorganization in 2013, stock-based awards were granted in the stock of the Company’s equity-method investor to employees of Evolent Health LLC. As such, we were required to use a “non-employee” model for recognizing stock-based compensation, which required the awards to be marked-to-market through net income at the end of each reporting period until vesting occurred. Subsequent to the Offering Reorganization described in Note 4, the results of Evolent Health LLC are consolidated by Evolent Health, Inc.; therefore, compensation costs are recognized using an “employee” model. Under the “employee” model, we no longer mark the awards to market at the end of each reporting period.

We expense the fair value of stock-based awards included in our incentive compensation plans. Fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, on a straight-line basis and is recognized as an increase to members’ equity. Stock-based compensation expense is reflected in cost of revenue and selling, general and administrative expenses in our

Statements of Operations. Additionally we capitalize personnel expenses attributable to the development of internal-use software, which include stock-based compensation costs.

Income Taxes

On September 23, 2013, the Company underwent a legal entity and tax restructuring pursuant to which the Company’s federal and state income tax status and classification changed from a “C” corporation, subject to federal and state income taxes, to a partnership whereby the Company’s members (and not the Company itself) are responsible for reporting income or loss based on such member’s respective share of the Company’s income and expenses as reported for tax purposes. As a result of this restructuring, the Company is no longer subject to income tax.
3. Recently Issued Accounting Standards

Adoption of New Accounting Standards

In September 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-16, Business Combinations: Simplifying the Accounting for Measurement-Period Adjustments, to simplify the accounting for measurement-period adjustments. The amendments in this ASU require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2017. The provisions within this ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. We early adopted the requirements of this standard as of October 1, 2015, and included the required disclosures in Note 4.

Future Adoption of New Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. The amendments in the standard are effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted only as of annual reporting periods beginning after December 15, 2016. We will adopt the requirements of this standard effective January 1, 2018, and are currently evaluating the impact of the adoption on our financial condition and results of operations.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards by requiring an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This standard is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. The Company does not expect this standard to have an impact on the Company’s financial statements or related disclosures.

We have evaluated all other issued and unadopted ASUs and believe the adoption of these standards will not have a material impact on our results of operations, financial position, or cash flows.

4. Organizational Transactions

The Offering Reorganization

On June 4, 2015, Evolent Health LLC and our parent, Evolent Health Holdings, undertook a reorganization, or the Offering Reorganization, in connection with the IPO of Evolent Health, Inc. In connection with the Offering Reorganization, the Company amended and restated its operating agreement to, among other things, establish two classes of equity (voting Class A common units and non-voting Class B common units). As part of the Offering Reorganization:

•	Evolent Health Holdings amended and restated its certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock;

•	Evolent Health Holdings merged with and into a newly incorporated entity, Evolent Health, Inc., and the surviving corporation of the merger was Evolent Health, Inc.;

•
An affiliate of TPG (which includes TPG Global, LLC and its affiliates including one or both of TPG Growth II BDH, LP and TPG Eagle Holdings, L.P.), a pre-Offering Reorganization member of Evolent Health LLC, merged with and into Evolent Health, Inc. and the surviving corporation of the merger was Evolent Health, Inc.;

•
Each of the then-existing stockholders of Evolent Health Holdings received four shares of Evolent Heath, Inc.’s Class A common stock and the right to certain payments under a Tax Receivables Agreement (the “TRA”) in exchange for each share of Class A common stock held in Evolent Health Holdings;

•
TPG received 2,051,468 shares of Class A common stock of Evolent Health, Inc. at $17.00 per share, together with the right to certain payments under the TRA, in exchange for 100% of the equity it held in its affiliate that was merged with Evolent Health, Inc., and Evolent Health LLC issued an identical number of Class A common units to Evolent Health, Inc.;

•
Evolent Health, Inc. issued shares of Class B common stock to certain entities which were members of Evolent Health LLC prior to the Offering Reorganization, together with the right to certain payments under a tax receivables agreement, and Evolent Health LLC issued an identical number of Class B common units to the holders of the Class B common stock of Evolent Health, Inc.; and

•	The Company’s MIRA was terminated, and our pre-Offering Reorganization members who were party thereto entered into a stockholders’ agreement with Evolent Health, Inc.

Subsequent to the Offering Reorganization, the pre-Offering Reorganization members of the Company (other than Evolent Health, Inc.) hold 100% of our Class B common units and Evolent Health, Inc. holds 100% of our Class A voting common units. The Company’s Class B common units can be exchanged (together with a corresponding number of shares of Evolent Health, Inc.’s Class B common stock) for one share of Evolent Health, Inc.’s Class A common stock.

Evolent Health, Inc.’s Step Acquisition of the Company

As a result of the Offering Reorganization, Evolent Health, Inc. obtained voting control over the Company and therefore consolidated the Company. Evolent Health, Inc. accounted for obtaining control of the Company as a step acquisition and, accordingly, recognized the fair value of the Company’s assets acquired, liabilities assumed, non-controlling interests recognized and the remeasurement gain recorded on the previously held equity interests. As the acquisition was the result of the Offering Reorganization and not the purchase of additional interests in the Company, there were no assets acquired or liabilities assumed, and there was no purchase price paid as a part of the transaction. Evolent Health, Inc.’s allocation of the value of the transaction (in thousands) is included below:

Goodwill	608,903
Intangible assets	169,000
Cash and restricted cash	21,930
Other assets	49,239
Remeasurement gain on previously held equity interest	(414,133)
Liabilities and deferred revenue	(71,299)
Non-controlling interests	(332,793)
Carrying value of previously held equity interest	(30,847)
Purchase price	$—

Evolent Health, Inc.’s estimated fair value of the Company was determined using a business enterprise valuation approach that discounted the Company’s projected cash flows based on an estimate of its weighted average cost of capital. The Company’s fair value was estimated to be $777.8 million. In addition, Evolent Health, Inc. determined the fair value of the Company’s tangible and identifiable intangible assets, deferred revenue and other liabilities, based on various income and market approaches, including the relief from royalty method for trade name and technologies, and the discounted cash flow method for customer relationships, both of which use Level 3 inputs (see Note 2 for discussion of fair value and use of Level 3 inputs). Evolent Health, Inc. is amortizing the acquired identifiable intangible assets over their estimated useful lives. The Offering Reorganization was structured as a tax-free exchange and, therefore, did not result in tax deductible goodwill for Evolent Health, Inc.

After the Offering Reorganization and the IPO, Evolent Health, Inc. owns 70.3% of the economic interests and 100% of the voting rights in the Company. Evolent Health, Inc.’s operations will continue to be conducted through the Company and subsequent to the Offering Reorganization the financial results of the Company are consolidated in the financial statements of Evolent Health, Inc. Evolent Health, Inc. is a holding company whose principal asset is all of the Class A common units it holds in the Company and its only business is to act as sole managing member of the Company.

Evolent Health, Inc. recorded a measurement period adjustment of $5.1 million to income tax benefit in the fourth quarter of 2015 resulting from the finalization of purchase accounting related to the Offering Reorganization as we were still within the measurement period.

Application of Pushdown Accounting

Pushdown accounting means establishing a new basis for the assets and liabilities of an acquired company based on a “push down” of the acquirer’s stepped-up basis to the acquired company in connection with a change-in-control event. We elected to apply pushdown accounting in the reporting period in which the Offering Reorganization change-in-control event occurred, specifically the second quarter of 2015. The decision to apply pushdown accounting is irrevocable. Our election of pushdown accounting required us to record the new basis of accounting established by our acquirer, Evolent Health, Inc., for the individual assets and liabilities of our Company. Goodwill was calculated and recognized by us consistent with business combination accounting as noted above, resulting in the pushdown of $608.9 million in goodwill.

Our opening equity includes (i) the conversion of our series A, series B and series B-1 preferred units to Class A common units as part of the Offering Reorganization, (ii) the conversion of 2,051,468 Class B common units to Class A common units as part of the merger of the TPG affiliate with Evolent Health, Inc. described above and (iii) the effects of pushdown accounting.

Pro forma financial information (unaudited)

The unaudited pro forma statement of operations data presented below gives effect to pushdown accounting as if it had occurred on January 1, 2014. The following amounts include adjustments to:

•	Remove transaction costs of $4.3 million in 2015 and reclassify said amounts to 2014; and

•	Record amortization expenses related to intangible assets beginning January 1, 2014;

This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had pushdown accounting taken place on January 1, 2014. The pro forma adjustments were based on available information and assumptions that the Company believes are reasonable to reflect the impact of pushdown accounting on the Company’s historical financial information on a pro forma basis (in thousands).

	For the Years Ended
	December 31,
	2015	2014
Revenue	$163,520	$95,888
Net income (loss)	(80,414)	(68,856)

Evolent Health LLC Governance

Evolent Health, Inc. serves as our sole managing member. As such, it controls the Company’s business and affairs and is responsible for the management of our business.

Coordination of Evolent Health, Inc. and Evolent Health LLC

Evolent Health, Inc. must, at all times, maintain a one-to-one ratio between the number of outstanding shares of its Class A common stock and the number of outstanding Class A common units of the Company.

Issuances of Common Units

The Company may only issue Class A common units to Evolent Health, Inc., as our sole managing member. Class B common units may be issued only to certain persons or entities. Such issuances of Class B common units shall be made in exchange for cash or other consideration. Class B common units may not be transferred as Class B common units except to certain permitted transferees and in accordance with the restrictions on transfer set forth in the third amended and restated operating agreement of the Company. Any such transfer must be accompanied by the transfer of an equal number of shares of Class B common stock of Evolent Health, Inc.

We entered into an exchange agreement with Evolent Health, Inc., The Advisory Board, TPG and another investor. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of the Company, holders of our Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of Evolent Health, Inc.’s Class B common stock, for shares of Evolent Health, Inc.’s Class A common stock on a one-for-one basis. The amount of Evolent Health, Inc.’s Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. As holders exchange their Class B common units and Class B common stock for Class A common stock, Evolent Health, Inc.’s interest in us will increase.

Series B Reorganization

On September 23, 2013, the company undertook a reorganization in connection with a new round of equity financing (collectively the Series B Reorganization). The Series B Reorganization included the creation of Evolent Health Holdings and the conversion of the former Evolent, Inc. into Evolent Health LLC, a limited liability company that is treated as a partnership for tax purposes. Each outstanding share of Evolent, Inc.’s stock was contributed to Evolent Health Holdings in exchange for a like number and class of membership units in the Company. Additionally, the then existing Evolent, Inc. convertible notes of $13.5 million held by certain existing shareholders were transferred to Evolent Health Holdings. The existing shareholders of Evolent, Inc. received shares of stock in Evolent Health Holdings in exchange for their interest in Evolent, Inc. in a like number and class of shares previously held in Evolent, Inc. The Company then issued to Evolent Health Holdings a like number of membership units of the same class or series and with substantially similar rights, preferences, privileges, restrictions and limitations, as the shares of capital stock issued by Evolent Health Holdings to the former shareholders of Evolent, Inc. The reorganization represented a transaction among entities with a high degree of common ownership as, both prior and subsequent to the reorganization, the shareholders held the same economic and voting interests in the Company (through their respective ownership interests in Evolent Health Holdings) that they previously held in Evolent, Inc. The conversion of Evolent, Inc. into Evolent Health LLC represents a conversion from a taxable entity into an entity that is not separately taxable and is treated as a pass-through to its members. The conversion from a “C” corporation to an LLC was treated as a discrete transaction in these financial statements.

As of the date of the Series B Reorganization, the existing stockholders’ deficit of Evolent, Inc. was allocated to the members of the Company based upon the rights and preferences of the membership units representing each member’s investment, and determined in accordance with the Company’s amended and restated operating agreement, as in effect at that time. The allocation of profits and losses to the members of the Company were made in accordance with the terms of such operating agreement. Profits were allocated to the members’ capital accounts based on the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the members based upon the value that would accrue to each member at each period end based upon a theoretical liquidation at book value at that time.

Immediately subsequent to the Series B Reorganization, Evolent Health Holdings and the Company completed the issuance of series B equity. This issuance consisted of Evolent Health Holdings selling 6,467,376 series B preferred shares to UPMC for cash proceeds of $11.4 million and conversion of its convertible notes and accrued interest of $13.5 million. Evolent Health Holdings contributed the proceeds of this sale to the Company in exchange for series B preferred units in the Company. In addition, the Company directly sold 19,576,064 newly issued series B preferred units to new and existing shareholders for cash proceeds of $64.8 million and conversion of outstanding convertible notes and accrued interest of $10.4 million. Additionally, the Company directly issued shares to investors other than Evolent Health Holdings, including a new investor.

5. Investments

The amortized cost, gross unrealized gains and losses, and fair value of our investments (in thousands) were as follows:

	Successor
	As of December 31, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Costs	Gains	Losses	Value
U.S. Treasury bills	$28,306	$115	$181	$28,240
Corporate bonds	25,757	110	80	25,787
Total investments	$54,063	$225	$261	$54,027

	Predecessor
	As of December 31, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Costs	Gains	Losses	Value
U.S. Treasury bills	$600	$—	$—	$600
Certificates of deposit	1,750	—	—	1,750
U.S. agency obligations	24,069	—	4	24,065
Total investments	$26,419	$—	$4	$26,415

The amortized cost and fair value of our investments by contractual maturities (in thousands) were as follows:

	Successor
	As of December 31, 2015
	Amortized	Fair
	Cost	Value
Due in one year or less	$9,445	$9,451
Due after one year through five years	44,618	44,576
Total	$54,063	$54,027

	Predecessor
	As of December 31, 2014
	Amortized	Fair
	Cost	Value
Due in one year or less	$26,419	$26,415
Due after one year through five years	—	—
Total	$26,419	$26,415

Our investments are classified as held-to-maturity as we have both the intent and ability to hold the investments until their individual maturities. There were no identified events or changes in circumstances that had a significant adverse effect on the values of these investments. If there was evidence of a decline in fair value below the amortized cost basis which is other than temporary the cost basis of the individual security would be written down to fair value as a new cost basis and the amount of the write-down would be included in earnings. The new cost basis would not be changed for subsequent recoveries in fair value.

6. Property and Equipment, Net

The following summarizes our property and equipment (in thousands):

	Successor	Predecessor

	As of December 31,
	2015	2014
Computer hardware	$232	$756
Furniture and equipment	1,604	2,419
Internal-use software development costs	6,363	15,337
Leasehold improvements	5,830	8,246
Total property and equipment	14,029	26,758
Accumulated depreciation and amortization	(1,233)	(3,984)
Total property and equipment, net	$12,796	$22,774

As of June 3, 2015, $19.8 million of capitalized internal-use software development costs were recorded on our Balance Sheets. These costs were recorded at fair value as part of the technology intangible asset during the Offering Reorganization (see Note 4). The Company capitalized $4.4 million, $6.4 million, $7.7 million and $7.6 million of these internal-use software development costs for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively. The net book value of capitalized internal-use software development costs was $6.3 million and $14.2 million as of December 31, 2015 and 2014, respectively.

Depreciation expense related to property and equipment was $2.1 million, $1.2 million, $2.7 million and $1.2 million for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively, of which amortization expense related to capitalized internal-use software development costs was $1.2 million, less than $0.1 million, $1.0 million and less than $0.1 million for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively.

7. Goodwill and Intangible Assets, Net

Goodwill

As part of the Offering Reorganization described in Note 4, we recorded $608.9 million in goodwill on our Balance Sheets. Goodwill has an indefinite life and is not amortized; rather it is reviewed for impairment at least annually on October 31 or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

On October 31, 2015, we performed our annual impairment test. To determine the implied fair value for our single reporting unit, we utilize both a discounted cash flow valuation approach (“income approach”) and a market multiple valuation approach (“market approach”).  In determining the estimated fair value, we consider discounted cash flow calculations of management’s estimates of future financial performance, management’s long-term plans, the level of our own share price and assumptions that market participants would make in valuing our reporting unit.  This analysis requires us to make judgments about revenues, expenses, fixed asset and working capital requirements, the timing of exchanges of our Class B common units, capital market assumptions and discount rates. As of October 31, 2015, our single reporting unit passed the Step 1 analysis as the implied fair value was greater than the carrying value.

In interim periods between annual goodwill reviews, we also evaluate qualitative factors including, but not limited to (i) macroeconomic conditions, (ii) industry and market considerations, (iii) our overall financial performance including an analysis of our current and projected cash flows, revenue and earnings, (iv) a sustained decrease in Evolent Health, Inc.’s share price and (v) other relevant entity-specific events including changes in strategy, customers, or litigation. As a result of the Offering Reorganization and pushdown accounting, we revalued our balance sheet to the market value of Evolent Health, Inc.’s IPO share price of $17.00. Subsequent to December 31, 2015, Evolent Health, Inc.’s share price has remained significantly below the IPO price. If a sustained decrease in the price of its Class A common stock continues, we may be required to write down a portion of our $608.9 million of goodwill. For example, the closing price of Evolent Health, Inc.’s Class A common stock on the NYSE on February 25, 2016, was $8.71. If Evolent Health, Inc’s Class A common stock price remains at a similar level through the first quarter of 2016, it is more likely than not that we will be required to write down a portion of our $608.9 million of goodwill on our Balance Sheets and report a charge in impairment of goodwill on our Statements of Operations for the relevant periods. Any impairment charges that we may record in the future could be material to our results of operations.

Intangible Assets, Net

As part of the Offering Reorganization described in Note 4, intangible assets of $169.0 million were recorded on our Balance Sheets. Prior to the Offering Reorganization, we amortized an intangible asset related to a software license contributed by UPMC for use and resale as part of our service offerings which was valued at $3.0 million and a five year useful life.

Details of our intangible assets (in thousands) are presented below:

	Successor
	As of December 31, 2015
	Weighted-
	Average	Gross		Net
	Remaining	Carrying	Accumulated	Carrying
	Useful Life	Amount	Amortization	Value
Corporate trade name	19.4	$19,000	$554	$18,446
Customer relationships	24.4	120,000	2,797	117,203
Technology	6.4	30,000	2,497	27,503
Total		$169,000	$5,848	$163,152

Predecessor
As of December 31, 2014
Weighted-
	Average	Gross		Net
	Remaining	Carrying	Accumulated	Carrying
	Useful Life	Amount	Amortization	Value
Software	.3	$2,952	$(2,305)	$647

Amortization expense related to intangible assets was $0.5 million, $5.8 million, $0.9 million and $0.6 million for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively.

Future estimated amortization of intangible assets for the next five years as of December 31, 2015, is approximately $10.0 million per year.

8. Debt

During the period from January 1, 2013, through September 22, 2013, interim funding was provided to the Company from existing investors in the form of convertible term notes bearing interest at a rate of 8% per annum, with such interest accruing on a daily basis and compounded annually. The total outstanding principal amount of the interim funding provided was $23.0 million. Total interest expense and accrued interest associated with these convertible notes was $0.8 million. On the closing of the Series B Reorganization on September 23, 2013, the convertible notes and accrued interest were converted into series B preferred units or shares of series B preferred stock, as applicable, on a dollar for dollar basis. As of December 31, 2015 and 2014, we had no outstanding debt.

9. Commitments and Contingencies

UPMC Reseller Agreement

The Company and the UPMC are parties to a Reseller, Services and Non-Competition Agreement, dated August 31, 2011 (the “Original UPMC Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “UPMC Reseller Agreement”). Under the terms of the UPMC Reseller Agreement, UPMC has appointed the Company as a non-exclusive reseller of certain services, subject to certain conditions and limitations specified in the UPMC Reseller Agreement. If the Company failed to generate minimum revenue for UPMC as a result of the provision of services during the four year period ended August 31, 2015, UPMC would be entitled to receive, for no consideration, up to 1,000,000 shares of Class A common units, based on a formula set forth in the UPMC Reseller Agreement. The Company met this commitment in the first quarter of 2015. In consideration for the Company’s obligations under the UPMC Reseller Agreement and subject to certain conditions described therein, UPMC has agreed not to sell certain products and services directly to the Company’s customers and top prospects.

The Advisory Board Company Reseller Agreement

The Company and The Advisory Board are parties to a Services, Reseller, and Non-Competition Agreement, dated August 31, 2011 (the “Original Advisory Board Reseller Agreement”), which was amended and restated by the parties on June 27, 2013, and May 1, 2015 (as so amended, the “Advisory Board Company Reseller Agreement”). Under the terms of the Advisory Board Company Reseller Agreement, The Advisory Board shall provide certain services to the Company on an as-requested basis.  In addition, The Advisory Board has a right of first offer to provide certain specified services during the term of the Agreement and has the rights to collect certain fees for specified referrals.

Contingencies

Litigation Matters

We are engaged from time to time in certain legal disputes arising in the ordinary course of business, including employment claims. When the likelihood of a loss contingency becomes probable and the amount of the loss can be reasonably estimated, we accrue a liability for the loss contingency. We continue to review accruals and adjust them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. To the extent new information is obtained, and our views on the probable outcomes of claims, suits, assessments, investigations, or legal proceedings change, changes in our accrued liabilities would be recorded in the period in which such determination is made. We had no such accruals as of December 31, 2015.

Commitments

Lease Commitments

The Company has entered into lease agreements for its office location in Arlington, Virginia. In connection with these lease agreements, the Company is required to maintain a $2.0 million letter of credit, which declines annually throughout the term of the lease, and restricted cash of $1.7 million. As of December 31, 2015, the restricted funds held in connection with the lease were $3.7 million.

Total rental expense on operating leases was $1.2 million, $2.3 million, $3.3 million and $1.5 million for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively. The Company had $0.1 million and $5.8 million of deferred rent on our Balance Sheets as of December 31, 2015 and 2014, respectively.

Future minimum rental commitments (in thousands) as of December 31, 2015, were as follows:

2016	$3,254
2017	3,335
2018	3,418
2019	3,504
2020	3,591
Thereafter	—
Total	$17,102

Indemnifications

The Company’s customer agreements generally include a provision by which the Company agrees to defend its customers against third party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from such managed service agreements, (c) for intellectual property infringement under specified conditions and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such indemnities and has not accrued any liabilities related to such obligations in the accompanying financial statements.

Credit and Concentration Risk

The Company is subject to significant concentrations of credit risk related to cash and cash equivalents, investments and accounts receivable. The Company’s cash and cash equivalents and investments are held at financial institutions that management believes to be of high credit quality. While the Company maintains its cash and cash equivalents and investments with financial institutions with high credit ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on cash and cash equivalents or investments to date.

The following table summarizes those customers who represented at least 10% of our revenue for the periods presented:

	Successor	Predecessor
	June 4,	January 1,
	2015 -	2015 -	For the Years Ended
	December 31,	June 3,	December 31,
	2015	2015	2014	2013
Customer A	11%	10%	*	11%
Customer B	12%	12%	14%	11%
Customer C	20%	16%	16%	30%
Customer D	14%	19%	21%	16%
Customer E	16%	19%	25%	13%

* Represents less than 10.0% of the respective balance

The following table summarizes those customers who represented at least 10% of our accounts receivable:

	Successor	Predecessor
	As of December 31,
	2015	2014
Customer A	*	10%
Customer B	28%	*
Customer C	23%	37%
Customer D	*	17%
Customer E	13%	15%
Customer F	11%	*
Customer G	*	14%

* Represents less than 10.0% of the respective balance

At times our contracts may be amended to change the nature and price of the services and/or the time period over which they are provided. In 2015, we signed two amendments to our agreement with Piedmont WellStar Health Plan, noted as customer C above, that reduced our expected revenue under that contract in future periods. In connection with the amendments, the customer also sold its 2.2% ownership interest in our parent, Evolent Health, Inc., to certain of our pre-Offering Reorganization investors, consisting of TPG, The Advisory Board and UPMC.

During the fourth quarter of 2015, we agreed to amend the terms of our contract with WakeMed Health and Hospitals in order to better align our interests with those of our customer as they plan to move a portion of the covered population to a new program.  As a result, we agreed to change our fee structure from a PMPM-based fee to a combination of a fixed-fee and a performance-based fee. The fixed portion of our fee will be an amount equal to approximately 60% of our 2015 revenue attributable to this customer.  The performance-based portion of our fee relates to populations that will move to a new program. The performance-based fee for these populations, which accounted for approximately 30% of our 2015 revenue attributable to WakeMed Health and Hospitals, is contingent upon our customer achieving certain performance metrics. In addition, if WakeMed Health and Hospitals exceeds the performance metrics, we will be entitled to additional payments under the amended agreement. The performance metrics will be measured and the revenue related to the performance-based fees will be recognized in the calendar year following the relevant service period. As a result, revenue we recognize in 2016 attributable to WakeMed Health and Hospitals will be limited to the fixed fee attributable to this customer. Additionally, as part of the amendment, we were released from an exclusivity provision and as a result we will be able to pursue our strategy to expand into the Medicaid market in certain geographic areas that were previously restricted.

The Company is also subject to significant concentration risk as a significant portion of our revenue is derived from services provided to our customers on our behalf by UPMC. UPMC is a founding investor in our organization and we have entered into a long-term agreement with them to conduct these services on our behalf; however, in the event of a disruption in service from UPMC, our revenue would be adversely impacted while we obtained a replacement vendor.

The Company is also subject to significant concentration risk as materially all of our cash and cash equivalents are held in a single money market fund. As of December 31, 2015, $122.3 million of cash and cash equivalents were held in a money market fund.

10. Stock-based Compensation

2011 and 2015 Equity Incentive Plans

Evolent Health, Inc. sponsors a stock-based incentive plan for Evolent Health LLC employees that provides for the issuance of stock options, restricted stock and restricted stock units (“RSUs”), under the Evolent Health Holdings, Inc. 2011 Equity Incentive Plan (the “2011 Plan”) and the 2015 Evolent Health, Inc. Omnibus Incentive Compensation Plan (the “2015 Plan”). Evolent Health, Inc. assumed the 2011 Plan in connection with the merger of Evolent Health Holdings, Inc. with and into Evolent Health, Inc. The 2011 Plan allows for the grant of an array of equity-based and cash incentive awards to our directors, employees, including named executive officers, and other service providers. The 2011 Plan was amended on September 23, 2013, to increase the number of shares authorized to 9,141,268 shares of the Company’s common stock. As of December 31, 2015 and 2014, 5,067,900 and 4,156,400 stock options, respectively, and 3,775,240 shares of restricted stock have been issued, net of forfeitures, under the 2011 Plan.

On May 1, 2015, the Evolent Health, Inc. Board of Directors approved and authorized the 2015 Plan which provides for the issuance of 6,000,000 shares of the Company’s Class A common stock. As of December 31, 2015, 673,778 stock options and 333,354 RSUs have been issued, net of forfeitures, under the 2015 Plan.

We follow an employee model for our stock-based compensation as awards are granted in the stock of our parent, Evolent Health, Inc., to employees of its consolidated subsidiary, Evolent Health LLC, after the Offering Reorganization. During the period subsequent to the Series B Reorganization and prior to the Offering Reorganization, stock-based awards were granted in the stock of our equity-method investor, Evolent Health Holdings, to employees of the Company. As the stock-based awards were granted in the stock of a non-consolidated entity, we followed a “non-employee” model for recording stock-based compensation which required the awards to be marked-to-market through net income at the end of each reporting period until vesting occurred. See below for details on how Evolent Health, Inc. and Evolent Health LLC determined the value of Evolent Health, Inc. common stock for purposes of stock-based compensation prior to the Offering Reorganization.

Under the Company’s Third Amended and Restated Operating Agreement, the Company is required to issue an identical amount of common units to Evolent Health, Inc. in exchange for its underlying stock. As a result, the Company records a capital contribution from Evolent Health, Inc. each time a stock award is granted.

Common Stock Valuation

The historical valuations of Evolent Health Holdings’ stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, Evolent Health Holdings considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of our common stock. The factors considered in determining the fair value included, but were not limited to the following:

•	Valuations of Evolent Health Holdings’ common stock;

•	Recent issuances of preferred stock, as well as the rights, preferences and privileges of our preferred stock relative to Evolent Health Holdings’ common stock;

•	Evolent Health Holdings’ historical financial results and estimated trends and projections for our future operating and financial performance;

•	Likelihood of achieving a liquidity event, such as an initial public offering or sale of Evolent Health Holdings, given prevailing market conditions;

•	The market performance of comparable, publicly-traded companies; and

•	The overall economic and industry conditions and outlook.

Stock-based Compensation Expense

Total compensation expense (in thousands) by award type and line item in our financial statements were as follows:

	Successor	Predecessor
	June 4,	January 1,
	2015 -	2015 -	For the Years Ended
	December 31,	June 3,	December 31,
	2015	2015	2014	2013
Award Type
Stock options	$8,913	$12,829	$3,125	$—
Restricted stock	4,875	8,909	7,966	1,235
RSUs	942	—	—	—
Total	$14,730	$21,738	$11,091	$1,235

Line Item
Cost of revenue	$1,144	$1,374	$758	$86
Selling, general and
administrative expenses	13,586	20,364	10,333	1,149
Total	$14,730	$21,738	$11,091	$1,235
We recorded $4.9 million in stock-based compensation in the period June 4, 2015, through December 31, 2015, for the acceleration of our unvested restricted shares which vested immediately after the Offering Reorganization and prior to the IPO.

Less than $0.1 million of stock-based compensation included in the totals above was capitalized as software development costs for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively

Total unrecognized compensation expense (in thousands) and expected weighted-average period (in years) by award type for all of our stock-based incentive plans as of December 31, 2015 (successor), were as follows:

		Weighted-
		Average
	Expense	Period
Stock options	$37,898	2.43
Restricted stock units	4,558	3.11
Total	$42,456

Stock Options

Options awarded under the incentive compensation plans are generally subject to a four-year graded service vesting period where 25% of the award vests after each year of service and have a maximum term of 10 years. Information with respect to our options is presented in the following disclosures.

The option price assumptions used for our stock option awards were as follows:

	For the Years Ended
	December 31,
	2015	2014
Weighted-average fair value
per option granted	$10.41	$7.48
Assumptions:
Expected life (in years)	6.25	6.25
Expected volatility	45%	35%
Risk-free interest rate	1.4 - 1.8%	1.8 - 2.0%
Dividend yield	—%	—%

No options were granted during 2013.

The fair value of options is determined using a Black-Scholes options valuation model with the assumptions disclosed in the table above. The dividend rate is based on the expected dividend rate during the expected life of the option. Expected volatility is based on the historical volatility of a peer group of public companies similar to Evolent Health, Inc. over the most recent period commensurate with the estimated expected term of the awards due to the limited history of Evolent Health, Inc.’s stock price. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of the options granted represents the weighted-average period of time from the grant date to the date of exercise, expiration or cancellation based on the midpoint convention.

Information with respect to our stock options (aggregate intrinsic value shown in thousands, weighted-average remaining contractual term shown in years) was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Predecessor
Outstanding as of December 31, 2014	4,144,400	$3.84
Granted	1,106,000	7.28
Forfeited	(110,000)	3.84
Outstanding as of June 3, 2015	5,140,400	6.09
Successor
Granted	717,425	16.93
Exercised	(39,750)	3.84
Forfeited	(128,147)	9.50
Outstanding as of December 31, 2015	5,689,928	$6.03	8.63	$34,589

Vested and expected to vest after December 31, 2015	5,436,134	$14.77	8.63	$33,093

Exercisable at December 31, 2015	1,697,450	$10.71	9.01	$14,018

The total fair value of options vested during the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, was $1.2 million, $10.0 million, $2.3 million and zero, respectively. The total intrinsic value of options exercised during the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, was zero, $0.5 million, less than $0.1 million and zero, respectively. We issue new shares to satisfy option exercises.

Restricted stock

Restricted stock awarded under the incentive compensation plans are generally subject to a graded service vesting period where 25% of the award vests after one year of service and the remaining award vests quarterly thereafter. Restricted stock awards are issued to the participants for no consideration. Information with respect to our restricted stock is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Predecessor
Outstanding as of December 31, 2014	1,275,792	$0.15
Vested	(524,420)	0.15
Outstanding as of June 3, 2015	751,372	0.15
Successor
Vested	(751,372)	0.15
Outstanding as of December 31, 2015	—	$—

Restricted Stock Units

Restricted stock units awarded under the incentive compensation plans are generally subject to a four-year graded service vesting period where 25% of the award vests after each year of service and are issued to the participants for no consideration. Information with respect to our restricted stock units is presented below:

		Weighted-
		Average
		Grant-Date
	Shares	Fair Value
Successor
Outstanding as of June 3, 2015	—	$—
Granted	351,672	16.85
Forfeited	(18,318)	17.00
Outstanding as of December 31, 2015	333,354	$16.84

No RSUs were granted prior to the Offering Reorganization.

11. Income Taxes

After the Series B Reorganization, the Company is no longer a taxable entity as it was converted from a corporation to a partnership for U.S. federal income tax purposes, and as such is not a taxable entity and incurs no U.S. federal income tax liability. Instead, its net taxable income is generally allocated to its members pro rata subsequent to the Offering Reorganization, or subject to the members’ rights and preferences prior to the Offering Reorganization according to the number of common units each member owns. As a result of the Series B Reorganization, the Company ceased the recognition of all federal and state deferred tax assets and liabilities as of September 23, 2013.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

For financial reporting purposes, loss before income tax is derived from domestic sources. The current provision and deferred benefit for taxes on income for the period ending December 31, 2013, was less than $0.1 million, and pertains entirely to the period during 2013 for which the Company was classified and treated as a corporation. No income tax expense or benefit has been recorded within these financial statements for the period during 2013 for which the Company was classified and treated as a partnership.

12. Employee Benefit Plans

We sponsor a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. We make matching contributions to the plan in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. We contributed $1.4 million, $2.4 million, $2.3 million and $1.1 million to the plan for the period January 1, 2015, through June 3, 2015, for the period June 4, 2015, through December 31, 2015, and for the years ended December 31, 2014 and 2013, respectively.

13. Related Parties
The Company works closely with both of its founding investors, The Advisory Board and UPMC. The relationship with The Advisory Board is centered on educating health system CEOs on innovations in the healthcare space. In return, the Company makes valuable connections with CEOs of health systems that could then become customers. The Company’s relationship with UPMC is a subcontractor relationship where UPMC has agreed to execute certain tasks (primarily third-party administration or “TPA” services) necessary to deliver on the Company’s customer commitments.

Prior to the Offering Reorganization, Evolent Health, Inc. issued shares of common and preferred stock to certain of our customers while concurrently entering into revenue contracts with those customers. The Company issued an identical number of membership units to Evolent Health, Inc. as a result of the stock issuances. Those customers are considered related parties and the balances and/or transactions with them are reported on our financial statements.

14. Subsequent Events

On February 1, 2016, the Company entered into a strategic alliance with University Health Care d/b/a Passport Health Plan (“Passport”), a leading nonprofit community-based and provider-sponsored health plan administering Kentucky Medicaid and federal Medicare Advantage benefits to over 280,000 Kentucky Medicaid and Medicare Advantage beneficiaries. As part of the transaction, Evolent Health, Inc. issued 1,067,271 Class A common shares (and we issued a corresponding amount of Class A common units to Evolent Health, Inc.) to acquire capabilities and assets from Passport to enable us to build out a Medicaid Center of Excellence based in Louisville, Kentucky. Additional equity consideration of up to $10.0 million may be earned by Passport should we obtain new third party Medicaid businesses in future periods. This transaction also includes a 10-year arrangement under which we will provide various health plan management and managed care services to Passport. We have not yet finalized the accounting for this transaction which will be included in our financial results beginning February 1, 2016.